UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5)*

                         CITIZENS, INC.
---------------------------------------------------------------------------
                        (Name of Issuer)

               Class A Common Stock, no par value
---------------------------------------------------------------------------
                 (Title of Class of Securities)

                           174740 10 0
                          ------------
                         (CUSIP Number)

                        December 22, 2006
---------------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

                   GAMASE Policyholders Trust
               c/o Gala Management Services, Inc.
                     Scotia Plaza, 9th Floor
              Federico Boyd Avenue 18 and 51 Street
                            Panama 5
                       Republic of Panama
                    Attention: Tomas Herrera

                         with a copy to:
                     Roxanne K. Beilly, Esq.
                Schneider Weinberger & Beilly LLP
            2200 Corporate Boulevard, N.W., Suite 210
                    Boca Raton, Florida 33431
                     Telephone: 561-362-9595
                   Facsimile No: 561-361-9612
---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this
Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

----------------------------------------------------------------------------

                              SCHEDULE 13D
---------------------                                          -------------
CUSIP No. 174740 10 0                                          Page 2
---------------------                                          -------------

----------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      Galindo, Arias & Lopez
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------

3     SEC USE ONLY

----------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
----------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama
----------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY           ---------------------------------------------------------
EACH
REPORTING          8    SHARED VOTING POWER
PERSON WITH
                        0
                   ---------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        0
                   ---------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        13,477,914
----------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      13,477,914
----------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                        [ ]
----------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      33.47%
----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      PN
----------------------------------------------------------------------------

                              SCHEDULE 13D
---------------------                                          -------------
CUSIP No. 174740 10 0                                          Page 3
---------------------                                          -------------

----------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      Gala Management Services, Inc.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------

3     SEC USE ONLY

----------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
----------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama
----------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY           ---------------------------------------------------------
EACH
REPORTING          8    SHARED VOTING POWER
PERSON WITH
                        0
                   ---------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        0
                   ---------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        8,132,063
----------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,132,063
----------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                        [ ]
----------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      20.2%
----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------

                              SCHEDULE 13D
---------------------                                          -------------
CUSIP No. 174740 10 0                                          Page 4
---------------------                                          -------------

----------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      GAMASE Insureds Trust
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------

3     SEC USE ONLY

----------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
----------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Republic of Panama
----------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY           ---------------------------------------------------------
EACH
REPORTING          8    SHARED VOTING POWER
PERSON WITH
                        0
                   ---------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        0
                   ---------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        7,777,127
----------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,777,127
----------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                        [ ]
----------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.3%
----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      OO
----------------------------------------------------------------------------

                              SCHEDULE 13D
---------------------                                          -------------
CUSIP No. 174740 10 0                                          Page 5
---------------------                                          -------------

----------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      Regal Trust (BVI) Ltd.
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A

----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------

3     SEC USE ONLY

----------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
----------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
----------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY           ---------------------------------------------------------
EACH
REPORTING          8    SHARED VOTING POWER
PERSON WITH
                        0
                   ---------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        0
                   ---------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        5,345,851
----------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      5,345,851
----------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                        [ ]
----------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      13.3%
----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      CO
----------------------------------------------------------------------------

                              SCHEDULE 13D
---------------------                                          -------------
CUSIP No. 174740 10 0                                          Page 6
---------------------                                          -------------

----------------------------------------------------------------------------

1     NAME OF REPORTING PERSONS
      CICA Policyholders Trust
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      N/A
----------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) [ ]
                                                                    (b) [X]
----------------------------------------------------------------------------

3     SEC USE ONLY

----------------------------------------------------------------------------

4     SOURCE OF FUNDS

      OO
----------------------------------------------------------------------------

5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
----------------------------------------------------------------------------

6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
----------------------------------------------------------------------------

NUMBER OF          7    SOLE VOTING POWER
SHARES
BENEFICIALLY            0
OWNED BY           ---------------------------------------------------------
EACH
REPORTING          8    SHARED VOTING POWER
PERSON WITH
                        0
                   ---------------------------------------------------------

                   9    SOLE DISPOSITIVE POWER

                        0
                   ---------------------------------------------------------

                   10   SHARED DISPOSITIVE POWER

                        4,786,670

----------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,786,670
----------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*
                                                                       [ ]
----------------------------------------------------------------------------

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      11.9%
----------------------------------------------------------------------------

14    TYPE OF REPORTING PERSON*

      OO
----------------------------------------------------------------------------


          This Amendment ("Amendment No. 5") is being jointly
filed by each of the following persons pursuant to Rule 13d-1(k)
of the Securities and Exchange Commission (the "Commission")
                                                ----------
pursuant to Section 13 of the Securities Exchange Act of 1934, as
amended (the "Exchange Act"): (1) Galindo, Arias & Lopez, a
              ------------
partnership organized under the laws of the Republic of Panama
("GA&L"), (2) Gala Management Services, Inc., a corporation
  ----
organized under the laws of the Republic of Panama ("Gala Management"),
                                                     ---------------
(3) GAMASE Insureds Trust, a trust established under the laws of the Republic of Panama ("GAMASE Insureds Trust"), (4) Regal Trust (BVI)
                     ---------------------
Ltd., a corporation organized under the laws of the British Virgin
Islands ("Regal"), and (5) CICA Policyholders Trust, a trust established
          -----
under the laws of the British Virgin Islands ("Regal Policyholders Trust",
                                               -------------------------
together with GA&L, Gala Management, GAMASE Insureds Trust, and Regal, collectively, the "Reporting Persons" and each, a "Reporting Person").
                   -----------------               ----------------

          This Amendment No. 5 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on October 11, 2005 (the "Original Schedule 13D"), Amendment No. 1 to the
Original Schedule 13D originally filed by the Reporting Persons with the Commission on February 24, 2006 ("Amendment No. 1"), Amendment No. 2 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on May 4, 2006
("Amendment No. 2"), Amendment No. 3 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on September 1, 2006 ("Amendment No. 3") and Amendment No. 4 to the Original Schedule 13D originally filed by the Reporting Persons with the Commission on December 13, 2006 ("Amendment No. 4"). The Original
Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 are collectively referred to as the "Schedule 13D."

          All terms used but not defined in this Amendment No. 5 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of the Transaction

          The Trustees are processing the delivery of shares of Common Stock to certain settlors of the Trusts who had directed that their participation in the Trusts be liquidated.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 13,477,914 shares of the Common Stock, which constitute approximately 33.47% of the outstanding shares of the Common Stock, based on 40,264,448 shares of the Common Stock outstanding as of November 1, 2006 according to the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, filed with the Commission on November 13, 2006, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3").
                                    ----------

     GAMASE Insured Trust holds 7,777,127 shares of the Common
Stock (constituting approximately 19.3% of the outstanding Common
Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

     Regal Policyholders Trust holds 4,786,670 shares of the Common Stock (constituting approximately 11.9% of the outstanding
Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3.

     Gala Management is the sole trustee of GAMASE Insureds Trust and GAMASE Agents Trust, a trust established under the laws of the Republic of Panama ("GAMASE Agents Trust") and holds 354,936
                         -------------------
shares of the Common Stock (constituting approximately 0.88% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 8,132,063 shares of the Common Stock (constituting approximately 20.2% of the outstanding Common Stock) pursuant to Rule 13d-3.

     Regal is the sole trustee of Regal Policyholders Trust and) CICA Associates Trust, a trust established under the laws of the British Virgin Islands ("Regal Associates Trust") and holds
                         ----------------------
559,181 shares of the Common Stock (constituting approximately 1.4% of the outstanding Common Stock) and may be deemed to beneficially own such shares pursuant to Rule 13d-3, and therefore may be deemed to beneficially own 5,345,851 shares of the Common Stock (constituting approximately 13.3% of the outstanding Common Stock) pursuant to Rule 13d-3.

     GA&L owns a 100% interest in each of Gala Management and Regal, and therefore may be deemed to beneficially own 13,477,914 shares (constituting approximately 33.47% of the outstanding
Common Stock) pursuant to Rule 13d-3.

     (c) The following not-for-value transfers in Common Stock were effected by the Reporting Persons over the past 60 days:

                                                      Number
       Reporting Person               Date           of Shares
       ----------------               ----           ---------
   Regal Policyholders Trust   February 20, 2007       76,702
   GAMASE Insureds Trust       February 20, 2007      239,424
   Gala Management(1)          February 20, 2007      252,888
   Regal(2)                    February 20, 2007       81,099
   GA&L(3)                     February 20, 2007      333,987
   Regal Policyholders Trust       March 6, 2007       64,432
   GAMASE Insureds Trust           March 6, 2007      210,491
   Gala Management(4)              March 6, 2007      210,491
   Regal(5)                        March 6, 2007       64,432
   GA&L(6)                         March 6, 2007      274,923

      (1) Includes not-for-value transfers on February 20, 2007 by GAMASE Insureds Trust of 239,424 shares and GAMASE Agents Trust of 13,464 shares.
      (2) Includes not-for-value transfers on February 20, 2007 by Regal Policyholders Trust of 76,702 shares and Regal Associates Trust of 4,397 shares.
      (3) Includes not-for-value transfers on February 20, 2007 by GAMASE Insureds Trust of 239,424 shares, GAMASE Agents Trust of 13,464 shares, Regal Policyholders Trust of 76,702 shares and Regal Associates Trust of 4,397 shares.
      (4) Includes not-for-value transfers on March 6, 2007 by GAMASE Insureds Trust of 210,491 shares.
      (5) Includes not-for-value transfers on March 6, 2007 by Regal Policyholders Trust of 64,432 shares.
      (6) Includes not-for-value transfers on March 6, 2007 by GAMASE Insureds Trust of 210,491 shares and Regal Policyholders Trust of 64,432 shares.


     In the foregoing transfers, which were made upon the request of settlors, the trustees delivered shares of the Common Stock to such settlors to the extent of their respective liquidations of their participation in the Trusts. As noted, each transfer of shares was made without consideration.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7. Material to be filed as Exhibits

Exhibit 7. Powers of Attorney.

                           SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 16, 2007

                                GALINDO, ARIAS & LOPEZ

                                By: /s/ Tomas Herrera
                                    -----------------------
                                Name:  Tomas Herrera
                                Title: Partner

                                GALA MANAGEMENT SERVICES, INC.

                                By: /s/ Tomas Herrera
                                    -----------------------
                                Name:  Tomas Herrera
                                Title: Attorney-in-fact

                                GAMASE INSUREDS TRUST

                                By: /s/ Tomas Herrera
                                    -----------------------
                                Name:  Tomas Herrera
                                Title: Attorney-in-fact

                                REGAL TRUST (BVI) LTD.

                                By: /s/ Tomas Herrera
                                    -----------------------
                                Name:  Tomas Herrera
                                Title: Attorney-in-fact

                                CICA POLICYHOLDERS TRUST

                                By: /s/ Tomas Herrera
                                    -----------------------
                                Name:  Tomas Herrera
                                Title: Attorney-in-fact